SECURI[...]SSION

Securities and Exchange Commission
RECEIVED

09055018

JAN 29 2009

Office of Compliance Inspection and Examinations

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **12/01/07** AND ENDING **11/30/08**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VALORES FINAMEX INTERNATIONAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET
(No. And Street)

NEW YORK	**NEW YORK**	**10005**
(City)	(State)	(Zip

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
VINCENT BUCHANAN, PRESIDENT (212) 809-8250
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PARITZ & COMPANY, P.A.
(Name - *if individual, state last, first, middle name*)

PROCESSED
FEB 12 2009
THOMSON REUTERS

15 WARREN STREET	**HACKENSACK**	**NEW JERSEY**	**0760[1]**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X]Certified Public Accountant
[ ]Public Accountant
[ ]Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 140.17a-5(e)(2)*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VINCENT BUCHANAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VALORES FINAMEX INTERNATIONAL, INC., as of NOVEMBER 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stella Sinyak
Notary Public State of New York
No. 01S16143303
Qualified in New York County
Commission Expires 04/03/2010

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (I) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation
[ ] (m) A copy of the SIPC Supplemental report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent Auditors' Supplementary Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Paritz & Company, P.A.

VALORES FINAMEX INTERNATIONAL, INC.
(A Wholly-Owned Subsidiary of Valores Finamex Corp.)

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2008

VALORES FINAMEX INTERNATIONAL, INC.
(A Wholly-Owned Subsidiary of Valores Finamex Corp.)

CONTENTS **PAGE**

Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax: (201) 342-7598
Email: paritz@paritz.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Valores Finamex International, Inc.
(A wholly-Owned Subsidiary of Valores Finamex Corp.)
New York, New York

We have audited the accompanying statement of financial condition of Valores Finamex International, Inc., (A wholly-owned subsidiary of Valores Finamex Corp.) (the "Company") as of November 30, 2008 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Valores Finamex International, Inc. as of November 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

Paritz & Company P.A.

Hackensack, New Jersey
January 22, 2009

VALORES FINAMEX INTERNATIONAL, INC.
(A Wholly-Owned Subsidiary of Valores Finamex Corp.)

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2007

ASSETS

Cash and cash equivalents	$ 2,200
Receivable from brokers and dealers	725,700
Securities owned:	
Corporate equity, at fair value	15,000
Other assets	12,400
Due from related parties	308,800
TOTAL ASSETS	**$1,064,100**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	**$ 10,200**
STOCKHOLDER'S EQUITY:	
Capital stock - $1.00 par value, 100 shares authorized, issued and outstanding	100
Additional paid-in capital	762,400
Retained earnings	291,400
TOTAL STOCKHOLDER'S EQUITY	**1,053,900**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$1,064,100**

See notes to statement of financial condition

1 ORGANIZATION

Valores Finamex International, Inc. (the "Company") is a broker-dealer specializing in Mexican securities and accepts customer orders, but clears the orders through other broker-dealers on a fully disclosed basis. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of Valores Finamex Corp. (the "Parent"). The Parent is a wholly-owned subsidiary of Finamex Casa de Bolsa, S.A. de C.V. Grupo Financiero Finamex ("FSA"), a broker-dealer incorporated in the United Mexican States.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Uses of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period. Actual results could differ from those estimates.

Cash equivalents

The Company considers all highly liquid debt investments with original maturities of three months or less when purchased to be cash equivalents. The carrying amounts approximate fair market value because of the short maturity.

Securities transactions

Securities transactions of the Company and the related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, but not yet purchased, are stated at market value or at management's estimate of fair value. Net realized and unrealized gains and losses are reflected in principal transactions in the Statement of Operations. All Mexican securities are denominated in U.S. dollars.

Income taxes

The Company's results from operations will be included in the Parent's Federal, state and local tax returns, which are filed on a consolidated basis. It is the Parent's policy to allocate a provision for taxes to the Company based on the tax that would have been determined on a separate tax return basis. Benefits to the extent available in the consolidated group are credited to the Company on a pro-rata basis.

The provision for income taxes is different from that which would be obtained by applying the statutory Federal income tax rate to the income before income taxes due to state and city taxes.

Commission revenues

Commission revenues are reflected in the statement of income on a trade-date basis.

3 RECEIVABLE FROM BROKERS AND DEALERS

The clearing and depository operations for the Company's and customers' securities transactions are provided by two brokers (J.P. Morgan Chase Clearing Corp. and FSA) pursuant to clearance agreements.

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If such agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract amount of the transaction.

4 RELATED PARTY TRANSACTIONS

The Company executes all Mexican securities transactions through FSA. Under a revenue-sharing agreement, FSA receives 50% of all commission revenue earned on these securities transactions. As of June 30, 2003, FSA stopped charging the Company commissions and clearing fees due to the diminished nature of the Company's trading activity. The Company made no payments in commissions and clearing fees under the revenue-sharing agreement during the year ended November 30, 2008.

Included in due from related parties is $290,000 due from FSA. The Company charged FSA for management support during the year ended November 30, 2006.

5 NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company uses the aggregate indebtedness method permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At November 30, 2008, the Company had net capital of $717,000 which exceeded its requirement by $467,700. The Company's ratio of aggregate indebtedness to net capital was .02 to 1 at November 30, 2008.

Pursuant to cash reserve requirements of the SEC's Rule 15c3-3, the Company may be required to deposit funds in a reserve account for customers. At November 30, 2008, there was no cash reserve required under this rule.